# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1RT ACQUISITION CORP., CIK 0002054272
CUSIP: G6757R105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor Suite, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002054339

## Reporting persons
- 1RT Acquisition Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,312,500; shared voting power 0; sole dispositive power 4,312,500; shared dispositive power 0; aggregate amount beneficially owned 4,312,500 (20% of the class)
  Comment: The 4,312,500 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287941). Dan Tapiero is the sole managing member of 1RT Acquisition Sponsor LLC and has voting and investment discretion with respect to the securities held of record by 1RT Acquisition Sponsor LLC. The 4,312,500 founder shares referred to in Rows 5, 7, and 9 exclude 1,500,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 17,250,000 Class A Ordinary Shares issued and outstanding and 4,312,500 Class B Ordinary Shares issued and outstanding as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025.
- Dan Tapiero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,312,500; sole dispositive power 0; shared dispositive power 4,312,500; aggregate amount beneficially owned 4,312,500 (20% of the class)
  Comment: The 4,312,500 founder shares referred to in Rows 6, 8, and 9 represent Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287941). Dan Tapiero is the sole managing member of 1RT Acquisition Sponsor LLC and has voting and investment discretion with respect to the securities held of record by 1RT Acquisition Sponsor LLC. The 4,312,500 founder shares referred to in Rows 6, 8, and 9 exclude 1,500,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 17,250,000 Class A Ordinary Shares issued and outstanding and 4,312,500 Class B Ordinary Shares issued and outstanding as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025.

## Item 1. Issuer
Name of issuer: 1RT ACQUISITION CORP.
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor Suite C, New York, New York, 10001

## Item 2. Person Filing
Name of person filing: 1RT Acquisition Sponsor LLC and Dan Tapiero (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
205 West 28th Street
2nd Floor Suite C
New York, New York 10001
Citizenship: 1RT Acquisition Sponsor LLC is a limited liability company formed in Delaware. Dan Tapiero is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 1, 2025, the Reporting Persons may be deemed to beneficially own 4,312,500 of the Issuer's Class B Ordinary Shares. 1RT Acquisition Sponsor LLC is the record holder of the Class B Ordinary Shares reported herein. Dan Tapiero is the sole managing member of 1RT Acquisition Sponsor LLC and has voting and investment discretion with respect to the securities held of record by 1RT Acquisition Sponsor LLC. Dan Tapiero may be deemed the beneficial owner of the securities held by 1RT Acquisition Sponsor LLC and has voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 4,312,500 of the Issuer's Class B Ordinary Shares owned by the Reporting Persons constitute 20.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-287941). The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 17,250,000 Class A Ordinary Shares issued and outstanding as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025 and assuming the conversion of all 4,312,500 Class B Ordinary Shares.
Sole power to vote or to direct the vote: 1RT Acquisition Sponsor LLC: 4,312,500 Dan Tapiero: 0
Shared power to vote or to direct the vote: 1RT Acquisition Sponsor LLC: 0 Dan Tapiero: 4,312,500
Sole power to dispose or to direct the disposition: 1RT Acquisition Sponsor LLC: 4,312,500 Dan Tapiero: 0
Shared power to dispose or to direct the disposition: 1RT Acquisition Sponsor LLC: 0 Dan Tapiero: 4,312,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- 1RT Acquisition Sponsor LLC: /s/ Dan Tapiero, Dan Tapiero/Managing Member (08/13/2025)
- Dan Tapiero: /s/ Dan Tapiero, Dan Tapiero (08/13/2025)